*AB 3/24

14049543

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67066

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hard Eight Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Boulevard, Suite 1175
(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kent Spellman (312) 346 - 2589
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC
(Name – *if individual, state last, first, middle name*)

2801 Lakeside Dr., 3rd Floor	Bannockburn	IL	60015
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 04 2014
Washington, DC
124

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/26

OATH OR AFFIRMATION

I, Kent Spellman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hard Eight Trading, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hard Eight Trading, LLC

Statement of Financial Condition and
Independent Auditor's Report

December 31, 2013

Filed as a Public Document Pursuant to Rule 17a-5(d)
Of the Securities Exchange Act of 1934

***** PUBLIC DOCUMENT *****

FGMK
One Source. Infinite Solutions.™

HARD EIGHT TRADING, LLC

TABLE OF CONTENTS

FGMK
ASSURANCE ▪ TAX ▪ ADVISORY

INDEPENDENT AUDITOR'S REPORT

To the Members
Hard Eight Trading, LLC

Report on the Financial Statement
We have audited the accompanying statement of financial condition of Hard Eight Trading, LLC (the "Company") as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Hard Eight Trading, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

FGMK, LLC

Bannockburn, Illinois
February 20, 2014

FGMK, LLC

2801 Lakeside Drive, 3rd Floor ▪ Bannockburn, IL 60015 ▪ 847 374 0400
333 W. Wacker Drive, 6th Floor ▪ Chicago, IL 60606 ▪ 312 818 4300 ▪ fgmk.com

HARD EIGHT TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

Assets		
Cash	$	20,252
Due from broker		5,189,667
Deposits		60,000
Total Assets	$	5,269,919
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	105,002
Total Liabilities		105,002
Member's Equity		5,164,917
Total Liabilities and Member's Equity	$	5,269,919

The accompanying notes are an integral part of this statement.

1. ORGANIZATION

Hard Eight Trading, LLC, a Delaware limited liability company (the "Company"), is a wholly-owned subsidiary of Hard Eight Holdings, LLC. The Company is engaged exclusively in proprietary trading. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Chicago Board Options Exchange, with its office of operations located in Chicago, Illinois.

On January 7th, 2014, the Company filed Form BDW to withdraw its status as a Broker-Dealer. The remaining capital is expected to be distributed once Form BDW has been reviewed and approved.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Company in preparation of the financial statements.

Basis of Accounting
The Company's accounting policies are in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The Company maintains its financial records in United States dollars.

Management Estimates and Assumptions. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as additional information is obtained and as the operating environment changes.

Cash
The Company regularly maintains cash balances that exceed Federal Depository Insurance Corporation limits.

Due to/from Clearing Broker
Receivables from and payables to clearing organizations consist of cash accounts or amounts borrowed under short-term financing arrangements.

Deposits
The Company is required to maintain $60,000 "good-faith" escrow deposits required by its outside clearing brokers.

Revenue Recognition
The Company buys and sells securities for its own account. The profit or loss is measured by the difference between the acquisition cost and the selling price or current market or fair value. Trading gains and losses, which are composed of both realized and unrealized gains and losses, are presented net.

Dividends and Interest
Dividend income and expense are recognized on the ex dividend date. Interest income and expense are recognized on an accrual basis.

Income Taxes
The Company is a single-member LLC, and therefore is a disregarded entity for income tax purposes. Its parent, as the sole member, is responsible for reporting the income of the Company on its tax return. Therefore, no provision for Federal income taxes has been included in the accompanying financial statements. The Company may be subject to various state and local income taxes.

GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service or other tax authorities. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The parent company is subject to routine audits by the Internal Revenue service or other tax authorities, generally for three years after the tax returns are filed; however, there are currently no audits for any tax periods in progress.

3. FINANCIAL INSTRUMENTS

Derivatives

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. See Note 5 for other disclosures related to derivatives.

Derivatives used for economic hedging purposes consist primarily of futures contracts. Unrealized gains and losses on these derivative contracts are recognized currently in the statement of income as part of firm trading revenues. The Company does not apply hedge accounting as defined in FASB ASC 815, *Derivatives and Hedging*, as all the financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain disclosures required under FASB ASC 815 are generally not applicable with respect to these financial instruments.

Volume of Derivative Activities and Statement of Financial Condition Tabular Disclosures

At December 31, 2013, the Company held no derivative positions.

4. OFF-BALANCE SHEET RISKS AND CONCENTRATION OF CREDIT RISK

Financial Instruments

The Company enters into various transactions involving derivatives and other financial instruments with off-balance sheet risk. These financial instruments include futures and foreign exchange contracts. These derivative financial instruments are entered for trading purposes or to economically hedge other positions or transactions.

Futures provide for the delayed delivery of the underlying instrument. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent on the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

Financial Futures Contracts

The Company invests in financial futures contracts solely for the purpose of hedging its existing portfolio securities, or securities that the Company intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. Upon entering a futures contract, the Company is required to pledge to the broker the amount of cash, U.S. Government securities, or other assets, equal to the certain percentage of the contract amount (initial margin deposit). Subsequent payments, known as "variation margin", are made or received by the Company each day, depending on daily fluctuations in the fair value of the underlying security. The Company recognizes a gain or loss equal to the daily variation margin. Should market conditions move unexpectedly, the Company may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of futures transactions involves risk of imperfect correlation in movements in the price of futures contracts, interest rates, and underlying hedged assets.

Options
The Company is subject to equity price risk in the normal course of pursuing its investment objectives. The Company may enter into options to speculate on the price movements of the financial instrument underlying the option, or for use as an economic hedge against certain equity positions held in the Company's portfolio holdings. Option contracts give the Company the right, but not the obligation, to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

Options written obligate the Company to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices. Option written by the Company may expose the Company to the market risk of an unfavorable change in the financial instrument underlying the written option.

The Company is exposed to counterparty risk from the potential that a seller of an option contract does not sell or purchase the underlying asset as agreed under the terms of the option contract. The maximum risk of loss from the counterparty risk to the Company is the fair value of the contracts and the premiums paid to purchase its open option contracts. The Company considers the credit risk of the intermediary counterparties to its option transactions in evaluating potential credit risk.

Margin
The Company's activities may be transacted on either a cash or margin basis. In margin transactions, credit is extended to the Company, and is subject to various regulatory and internal margin requirements, collateralized by cash and securities in the Company's account. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that the Company may incur. The Company monitors required margin levels and, pursuant to such guidelines, may deposit additional collateral or reduce positions when necessary.

Concentrations of Credit Risk
The Company engages in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Market Risk
Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, volatilities, correlations, liquidity, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

5. GUARANTEES AND INDEMNIFICATIONS

Indemnifications
In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Exchange Member Guarantees
The Company is a member of various exchanges that trade and clear securities or futures contracts or both. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

6. RELATED PARTY TRANSACTIONS

General and administrative expenses including certain equipment, data feeds, and consulting and legal services of the Company are paid by Hard Eight Futures, LLC ("Futures"). The Company is charged an annual fee equal to $100,000 for these services which is included as accrued expenses in the statement of financial condition.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital amount of $100,000, and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Failure to maintain the minimum capital amount could result in the loss of the Company's ability to act as a securities broker-dealer under the Securities Exchange Act of 1934. As of December 31, 2013, the Company had net capital of $5,104,917 which was $5,004,917 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .02 to 1.

8. SUBSEQUENT EVENTS

A capital distribution in the amount of $4,900,000 was made to the managing member during the month of January.

Management has evaluated all known subsequent events through the date the accompanying financial statements were issued.